Suite 3120 - 666 Burrard Street, Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.com

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex: – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No. 17- 2009

August 14, 2009
FOR IMMEDIATE RELEASE

AURIZON REPORTS RECORD REVENUES AND CASH FLOW IN SECOND QUARTER 2009

Aurizon is pleased to announce record revenues and cash flow and other highlights of its financial and operating results for the second quarter ended June 30, 2009, which have been prepared on the basis of available information up to August 10, 2009. (To review the complete interim unaudited financial statements and associated Management Discussion and Analysis, which should be read in conjunction with the Company’s most recent audited annual financial statements, please visit the Company's website at www.aurizon.com or view the Company's SEDAR filings at www.sedar.com).

The second quarter was highlighted by the following activities:

•

Record revenues of $44.2 million.

•

Record cash flow from operating activities of $22.5 million, up 19% compared to same quarter of 2008.

•

Earnings of $13.6 million, or $0.08 per share, and adjusted earnings of $3.9 million, or $0.02 per share.

•

Gold production of 39,874 ounces, in line with plan.

•

Total cash costs of US$386 per ounce, 11% lower than same quarter of 2008.

•

Equity financing in April 2009 realized net proceeds of $47.3 million.

At June 30, 2009, Aurizon had cash balances of $118.7 million, and working capital of $84.1 million.  Included in the cash balances is $30.2 million which is held in restricted accounts in respect of the Casa Berardi project debt facility.

“With cash balances of $118.7 million and working capital of $84.1 million, the Company is in a strong financial position to pursue its growth strategy to increase its reserve base and production profile” said David P. Hall, President and Chief Executive Officer.  “Strong profit margins and operating cash flows from Casa Berardi should further strengthen Aurizon’s balance sheet, enabling the Company to fund its planned exploration and development programs and pursue opportunities that are attractive and accretive to Aurizon’s stakeholders.”

FINANCIAL RESULTS

Second Quarter 2009

Earnings of $13.6 million, or $0.08 per share, were achieved in the second quarter of 2009, compared to earnings of $5.6 million, or $0.04 per share, in the same period of 2008.  Results were positively impacted by non-cash derivative gains of $9.7 million on an after tax basis.  After adjusting for this item, earnings for the quarter were $3.9 million, or $0.02 per share, compared to adjusted earnings in the second quarter of 2008 of $1.1 million or $0.01 per share.  In 2008, operating results were positively impacted by a $3.2 million recovery of corporate takeover defense costs and non-cash derivative gains of $1.4 million, on an after tax basis.

Revenue from Casa Berardi operations increased to $44.2 million in the second quarter of 2009 from the sale of 42,042 ounces of gold, compared to $36.3 million from the sale of 41,217 ounces of gold in the same quarter of 2008, primarily as a result of a weaker Canadian dollar and higher realized gold prices.  The average realized gold price was US$897 per ounce and the average Cad/US exchange rate was 1.17, compared to realized prices of US$869 per ounce at an average exchange rate of 1.01 in the same quarter of 2008.  The 2009 average realized gold price includes the sale of 16,042 ounces of gold at an average price of US$874 per ounce from the exercise of call options, compared to 18,717 ounces of gold sold at an average price of US$839 per ounce from the exercise of call options in the second quarter of 2008.  Actual gold production in the quarter was 39,874 ounces, compared to 36,871 ounces in the same quarter of 2008.

Subsequent to June 30, 2009, the Company effectively reduced its exposure to the gold call options sold by purchasing 16,614 ounces of call options expiring in 2010 with an exercise price of US$863 per ounce.  This purchase effectively reduces the ounces that are subject to call options in 2010 by 25% and raises the average call price in 2010 from US$908 per ounce to US$923 per ounce.  The cost of the purchase, totalling US$2.4 million, will be reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options reflected in earnings.

Operating costs in the second quarter of 2009 totalled $19.1 million, while depletion, depreciation and accretion (“DD&A”) totalled $9.3 million.  On a unit cost basis, total cash costs per ounce of gold sold were US$3861 and DD&A was US$189 per ounce, for a total production cost of US$575 per ounce.

In the second quarter of 2009, lower gold option volatilities, a stronger Canadian dollar, the expiry of gold call options and foreign exchange contracts, partially mitigated by rising gold prices, resulted in a non-cash gain of $13.9 million and a decrease in the net unrealized derivative liabilities to $12.4 million at June 30, 2009.  In the same quarter of 2008, the non-cash gain was $1.7 million.  There are no margin requirements with respect to these derivative positions.

Administrative and general costs in the second quarter of 2009 were lower than the same period of 2008 at $2.6 million compared to $3.3 million resulting from lower stock based compensation charges in 2009.  Excluding these non-cash stock based compensation charges, general and administrative costs were $2.0 million in 2009 compared to $1.8 million in the same quarter of 2008.

Exploration and pre-feasibility expenditures of $0.7 million incurred in respect of Joanna and Kipawa were charged to operations during the second quarter of 2009, compared to $2.9 million in the same period of 2008.

Interest costs associated with the project debt facility dropped to $0.1 million from $0.6 million in the second quarter of 2008 as a result of lower debt and declining interest rates.

Income and resource taxes totalled $11.5 million, of which $3.3 million are current Quebec mining taxes and $8.2 million are future income taxes. The future income taxes are a result of temporary differences between the tax and accounting bases of the Company’s assets and liabilities.

Foreign exchange losses totalling $1.1 million were realized in the second quarter of 2009, compared to a loss of $0.1 million in the same quarter of 2008.  The primary cause for the higher loss in the second quarter of 2009 is the delivery of US$9.0 million dollars into foreign exchange contracts at rates less favourable than the prevailing market rates.

Cash flow from operating activities increased 19% to $22.5 million in the second quarter of 2009, compared to cash flow of $19.0 million in the same period of 2008.  A weaker Canadian dollar and higher realized US dollar gold prices resulted in a 19% increase in realized Canadian dollar gold prices and a wider operating profit margin in the second quarter of 2009 compared to the same period last year.  In the second quarter of 2008 there was also a $4.0 million recovery of takeover defense costs included in other income.

Capital expenditures totalled $10.1 million in the second quarter, of which $7.4 million was on sustaining capital and $2.7 million was on exploration activity at Casa Berardi.

In accordance with the terms of the project debt facility, restricted cash accounts are maintained for Casa Berardi’s operations.  These restricted cash balances increased by $4.0 million in the second quarter of 2009 as a result of positive cash flow from Casa Berardi operations, net of sustaining capital and the release of $13.0 million to the Company’s general account.

Aggregate investing activities resulted in cash outflows of $14.1 million during the second quarter of 2009, compared to outflows of $21.6 million in the same period of 2008.

1 See “Non-GAAP measures” on page 6.

News Release
Aurizon Reports Record Revenues and Cash Flow in Second Quarter 2009
August 14, 2009

A bought deal equity financing in April 2009, at $5.15 per share, resulted in net proceeds of $47.3 million.  In addition, the exercise of incentive stock options provided a further $0.8 million.  These equity issuances, reduced by a repayment of government assistance totalling $0.6 million, resulted in net cash inflows of $47.5 million from financing activities during the second quarter of 2009.  In the same period of 2008, financing activities resulted in a net cash inflow of $1.1 million.

First Half 2009

Earnings for the six months ended June 30, 2009, were $18.6 million or $0.12 per share, compared to earnings of $1.9 million or $0.01 per share in the same period of 2008.  Operating results were impacted by non-cash derivative gains of $9.3 million on an after tax basis.  After adjusting for this item, earnings for the first half were $9.3 million, or $0.06 per share, compared to adjusted earnings in the same period of 2008 of $5.3 million or $0.04 per share, which included the impact of the recovery of defense costs of $3.2 million, on an after tax basis.

Cash flow from operating activities in the first half of 2009 totalled $42.3 million, compared to cash flow of $34.5 million for the same period of 2008.  Operating profit margin per ounce increased 15% to US$5112 per ounce for the six months ended June 30, 2009, compared to US$444 per ounce in the same period of 2008.

Investing activities in the first half of 2009 totalled $29.6 million, of which $20.6 million was incurred on capital and exploration expenditures and $9.0 million was transferred to restricted cash accounts.  In the same period of 2008, investing activities totalled $15.1 million of which $10.4 million was incurred on capital expenditures, $4.1 million was transferred to restricted cash accounts, and $0.5 million was paid as a reassessment of refundable tax credits.

Financing activities during the first half of 2009 resulted in a net cash inflow of $41.5 million due to the $47.3 million public equity financing and $3.0 million from the exercise of incentive stock options, reduced by a principal debt repayment of $8.2 million on March 31, 2009 and repayment of a $0.6 million government assistance obligation.  In the same period of 2008, financing activities resulted in a net cash outflow of $24.5 million due to a principal debt repayment of $26.7 million, reduced by the exercise of incentive stock options totalling $2.3 million.

CASH RESOURCES AND LIQUIDITY

As at June 30, 2009, cash balances increased to $118.7 million, compared to $55.6 million at the beginning of the year.  Included in these cash balances are restricted cash amounts in respect of the Casa Berardi debt facility totalling $30.2 million, compared to $21.2 million as at December 31, 2008.

Aurizon had working capital of $84.1 million as at June 30, 2009, compared to $24.1 million at the end of 2008.  Reflected in working capital are the two final project debt repayments due in September 2009 and March 2010 totalling $21.0 million and net derivative liabilities totalling $10.0 million compared to $13.3 million at the end of 2008.

Long-term debt related to refundable government assistance totalled $0.7 million at June 30, 2009, compared to long-term debt of $9.4 million at the beginning of the year, which included project debt of $8.25 million.

CASA BERARDI

Casa Berardi produced 39,874 ounces of gold in the second quarter of 2009, and 42,042 ounces were sold at an average price US$897 per ounce.  Since commissioning the mill in November 2006, Casa Berardi has produced 414,870 ounces of gold.

___________

2 See “Non-GAAP measures” on page 6.

News Release
Aurizon Reports Record Revenues and Cash Flow in Second Quarter 2009
August 14, 2009

Operations

		2009		2008
	H1	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	337,913	170,429	167,484	169,291	161,358	160,054	163,694
Grade – grams/tonne	7.88	7.84	7.93	7.70	8.58	7.73	8.63
Mill recoveries - %	92.0%	92.8%	91.3%	91.5%	93.3%	92.7%	92.6%
Gold Production – ounces	78,840	39,874	38,966	38,363	41,522	36,871	42,074
Gold sold – ounces	79,442	42,042	37,400	38,348	40,228	41,217	39,611
Per ounce data – US$
Average realized gold price	$893	$897	$888	$793	$845	$869	$877
Total cash costs [1]	$382	$386	$379	$356	$405	$436	$422
Amortization [2]	186	189	183	226	211	210	191
Total production costs [3]	$568	$575	$562	$582	$616	$646	$613

Table footnotes:

1

Operating costs net of by-product silver credits, divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

2

Depreciation, depletion and accretion expenses divided by ounces sold, and divided by the average Bank of Canada Cad$/US$ rate.

3

Total cash costs plus depreciation, depletion and accretion expenses per ounce of gold sold.

Ore throughput in the mill during the second quarter of 2009 increased to 170,429 tonnes from 160,054 tonnes in the same period of 2008 as a stable daily production rate of 1,870 tonnes per day was achieved.  An average ore grade of 7.8 grams/tonne was achieved in the second quarter of 2009, in line with plan.  Mill recoveries averaged 92.8% in the second quarter of 2009.  This compares to ore grades of 7.7 grams/tonne and mill recoveries of 92.7% in the second quarter of 2008.

Since March 2009, ore feed has been provided by three different zones including the 113 Zone, the NW Zone, and the newly developed Lower Inter Zone, thereby improving flexibility in the mining operations.

Total cash costs, on the basis of gold sold, were US$386 per ounce in the second quarter of 2009, in line with plan, and compared to US$436 per ounce in the second quarter of 2008. The weakness of the Canadian dollar in the second quarter of 2009 was the primary factor for the lower unit costs compared to those achieved in the same period of 2008.  Unit mining costs in the second quarter of 2009 were $112 per tonne, 7% higher than the same quarter of 2008 costs of $105 per tonne, due to increased stope preparation associated with the start-up of mining the Lower Inter Zone in the quarter.   Operating profit margin per ounce increased 18% to US$511 per ounce from US$433 per ounce in the same quarter of 2008.

Casa Berardi Exploration

Exploration activities at Casa Berardi during the first half of 2009 have focused on the completion of an exploration drift at the 810 metre level, east of Zone 113 and south of the Casa Berardi fault.  The drift provides drill access to test the depth extension of Zone 113 and to test the continuity and extension of Zones 118 to 122 and the 123-South Zone.  Drilling in the vicinity of Zone 113 has confirmed the previous geological interpretation of the Zone and has extended the favourable gold trend 100 metres deeper to the 950 metre level.

News Release
Aurizon Reports Record Revenues and Cash Flow in Second Quarter 2009
August 14, 2009

For the remainder of 2009, $10.5 million will be invested at Casa Berardi for exploration activities, including
$4.2 million on underground development and infrastructure.

Underground exploration will continue from the exploration drift at the 810 metre level of the West mine, to test the depth extension of Zone 113 and the continuity and extension of Zones 118 and 123-South.

In addition, an underground and surface drill program has recently commenced to explore along the west extension of the Lower Inter Zone, along the Principal Zone and along the dip extension of the East Mine with the objective of delineating mineral resources.  Nine drill rigs are currently active at Casa Berardi.

At the Casa Berardi East Mine, the Company has decided to defer mining by open pit, the crown pillar until closer to the end of the mine life and focus on the opportunity to re-commence underground operations.  The technical assessment study on mining the upper portion of the Principal Zones by open pit is in progress and is expected to be completed in the fourth quarter of 2009.  The study will be completed in accordance with the Company’s global development principles supporting technical, economic, environmental and social considerations.

OTHER PROPERTIES

Joanna Gold Property

Exploration activities in the first half of 2009 resulted in the discovery of two new mineralized trends which were identified north and south of the main Heva-Hosco gold bearing trend at Joanna.  Both discoveries remain open on strike and down dip.  Work also included the testing of a deep exploration target 400 to 700 metres down-plunge from the Hosco mineral resource contour.  Results obtained from the program indicate the grade and thickness of the Hosco mineralization continue.  No gold enrichment was encountered.

At Joanna, a pre-feasibility study is currently in progress on the Hosco block, incorporating the new measured and indicated resource estimate of approximately 1.27 million ounces, together with the results of the ongoing metallurgical tests.  The pre-feasibility study will be completed in accordance with the Company’s global development principles supporting technical, economic, environmental and social considerations.   It is anticipated that the study will be completed in the fourth quarter, 2009.

Kipawa Gold/Uranium Property

Exploration activity at Kipawa in the second quarter was focussed primarily on the initiation of soil sampling in areas of interest contiguous to gold showings identified in 2008, with the objective of extending the known gold structures. This work follows the analysis and interpretation of results from the surface programs performed in 2008.

OUTLOOK

Based upon the first half results and the 2009 mine plan, Casa Berardi remains on target to produce between 150,000 to 155,000 ounces of gold.  The recent strength of the Canadian dollar has resulted in revised total cash costs of US$433 per ounce for the second half of the year and US$405 per ounce for the full year, assuming a Cad$/US$ exchange rate of 1.10 for the second half of 2009.  Previous guidance for 2009 was US$390 per ounce, assuming a Cad$/US$ exchange rate of 1.20.

Sustaining capital costs at Casa Berardi for the remainder of 2009 are estimated to total $9.7 million, including $5.0 million for the development of the upper and lower portions of the 113 Zone and of the Lower Inter Zone and $4.6 million on property, plant and mine equipment improvements. In addition, a further $10.5 million will be spent on exploration.

The Company is in a strong financial position at June 30, 2009, with cash balances of $118.7 million and working capital of $84.1 million.  The remaining project debt of $21 million, which is repayable in the next nine months, is reflected in working capital.  The outlook for gold remains positive which should provide strong profit margins and operating cash flows from Casa Berardi, which should further strengthen Aurizon’s balance sheet while continuing to fund its planned exploration and capital programs.

News Release
Aurizon Reports Record Revenues and Cash Flow in Second Quarter 2009
August 14, 2009

With the stability of operations at Casa Berardi providing significant cash flow and a strong balance sheet, the Company continues to actively pursue opportunities to enhance its growth profile.

NON-GAAP MEASURES

a)   Calculation of Adjusted Earnings

Adjusted earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts and defense recovery costs, as detailed on the table below.  Adjusted earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP.  The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	2nd Quarter 2009	2nd Quarter 2008	1st Half 2009	1st Half 2008
(in thousands of Canadian dollars, except per share amounts)
Earnings as reported	$13,585	$5,643	$18,633	$1,867
Add (deduct) the after-tax effect of:
Unrealized (gain) loss on derivative instruments	(9,723)	(1,352)	(9,305)	6,635
Recovery of defense costs	-	(3,220)	-	(3,220)
Adjusted earnings	$3,862	$1,071	$9,328	$5,282
Adjusted earnings per share	$0.02	$0.01	$0.06	$0.04

b)  Total Cash Costs per Gold Ounce

Aurizon has included a non-GAAP performance measure of total cash costs per ounce of gold in this report.  Aurizon reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure, but does not have any standardized meaning, and is a non-GAAP measure.  The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs.  These costs are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate to arrive at the total cash operating costs per ounce.

c)  Unit Mining Costs per Tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers.  The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons.  Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statements of Earnings and Comprehensive Income for inventory adjustments and then dividing by the tonnes of ore processed through the mill.

News Release
Aurizon Reports Record Revenues and Cash Flow in Second Quarter 2009
August 14, 2009

d)  Operating Profit Margins per Ounce

Operating profit margins per ounce are a non-GAAP measure, and are calculated by subtracting the total cash costs per ounce from the average realized gold price.  For the quarter ended June 30, 2009, the average realized gold price was US$897 less total cash costs of US$386 for a operating profit margin of US$511 per ounce, compared to an average realized gold price of US$869 less total cash costs of US$436 for a operating profit margin of US$433 per ounce for the second quarter of 2008.

Outstanding Share Data

As of August 10, 2009, Aurizon had 158,825,232 common shares issued and outstanding.  In addition, 7,652,475 incentive stock options, representing 4.8% of outstanding share capital, are outstanding and exercisable into common shares at an average price of $3.63 per share.

Common Shares (TSX – ARZ & NYSE Amex – AZK)
	June 30,	December 31,
	2009	2008
Issued	158,787,732	148,068,298
Fully-diluted	166,477,707	156,586,548
Weighted average	153,605,599	147,707,642

Qualified Person and Quality Control

Information of a scientific or technical nature was prepared under the supervision of Michel Gilbert, P. Eng., Executive Vice-President, Operations of Aurizon and a qualified person under National Instrument 43-101.

Conference Call

Aurizon management will host a conference call and live webcast for analysts and investors on Friday, August 14, 2009 at 8:00 a.m. Pacific Standard Time (11:00 a.m. Eastern Standard Time) to review the results.  You may access the call by calling the operator at 416-644-3417 or toll free access at 1-800-732-9307 ten (10) minutes prior to the scheduled start time.

The call is being webcast and can be accessed at Aurizon’s website at www.aurizon.com or enter the following URL into your web browser: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2732180.  Those who wish to listen to a recording of the conference call at a later time may do so by calling
416-640-1917 or 1-877-289-8525 (Passcode 21310490#).  This playback version of the call will be available until Friday, August 21, 2009.

News Release
Aurizon Reports Record Revenues and Cash Flow in Second Quarter 2009
August 14, 2009

Forward Looking Statements and Information

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is made as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected  timing and results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies, and the payment of dividends in the future.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2009, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the  securities commission of all of the provinces and territories of Canada  and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

News Release
Aurizon Reports Record Revenues and Cash Flow in Second Quarter 2009
August 14, 2009

For further Information, contact
AURIZON MINES LTD.
David P. Hall, President and C.E.O.	Ian S. Walton, Executive Vice President and C.F.O.
Telephone: 604-687-6600 Toll Free: 1-888-411-GOLD Fax: 604-687-3932
Web Site: www.aurizon.com; Email: info@aurizon.com
or

Renmark Financial Communications Inc.
2080 Rene-Levesque Blvd. West
Montreal, QC
H3H 1R6
Barry Mire: bmire@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com

Media - Vanessa Napoli: vnapoli@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

News Release
August 14, 2009

Aurizon Mines Ltd.
Balance Sheets (unaudited)  -  as at

	June 30	December 31
(in thousands of Canadian Dollars)	2009	2008
	$	$
ASSETS CURRENT
Cash and cash equivalents	88,467	34,337
Restricted cash (Note 5(b))	30,207	21,225
Accounts receivable and prepaid expenses	3,943	4,419
Refundable tax credits and mining duties	5,301	5,301
Derivative instrument assets (Note 6(a))	7	412
Inventories	10,505	10,145
138,430		75,839
Derivative instrument assets (Note 6(a))	12	1,420
Other assets (Note 3)	1,896	1,553
Property, plant & equipment	56,509	54,761
Mineral properties	125,701	124,378
TOTAL ASSETS	322,548	257,951
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	19,689	15,067
Derivative instrument liabilities (Note 6(a))	10,014	13,727
Current portion of long-term debt (Note 5)	21,577	21,663
Current provincial mining taxes payable	3,067	1,302
	54,347	51,759
Derivative instrument liabilities (Note 6(a))	2,431	13,474
Long-term debt (Note 5)	708	9,430
Asset retirement obligations	21,322	20,905
Future income tax liabilities	28,054	17,442
TOTAL LIABILITIES	106,862	113,010
SHAREHOLDERS’ EQUITY
Share Capital (Note 4)	246,530	194,647
Contributed Surplus	872	872
Stock based compensation	9,242	9,013
Deficit	(40,958)	(59,591)
TOTAL SHAREHOLDERS’ EQUITY	215,686	144,941
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	322,548	257,951

News Release
August 14, 2009

Aurizon Mines Ltd.
Statements of Earnings and Comprehensive Income (unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands, except per share amounts, of Canadian Dollars)	2009	2008	2009	2008
	$	$	$	$
REVENUE
Mining operations	44,224	36,299	85,790	71,433
EXPENSES
Operating	19,085	18,120	36,752	34,989
Depreciation, depletion and accretion	9,281	8,661	17,793	16,211
Administrative and general	2,622	3,313	5,415	5,828
Exploration costs	738	2,906	1,970	5,231
Unrealized derivative (gains) losses	(13,876)	(1,680)	(12,943)	8,242
Interest on long-term debt	131	618	383	1,765
Foreign exchange loss (gain)	1,118	62	2,814	(1,098)
Capital taxes	195	(99)	398	126
Other income	(137)	(4,552)	(454)	(5,302)
	19,157	27,349	52,128	65,992
Earnings for the period before income taxes	25,067	8,950	33,662	5,441
Current provincial mining taxes	(3,250)	(497)	(4,417)	(497)
Future income tax expense relating to provincial mining taxes	(729)	(1,181)	(1,151)	(1,942)
Future income tax expense	(7,503)	(1,629)	(9,461)	(1,135)
Earnings and comprehensive income for the period	13,585	5,643	18,633	1,867
Earnings per share - basic and diluted	0.08	0.04	0.12	0.01
Weighted average number of common shares outstanding (thousands)	158,716	147,712	153,606	147,412

Aurizon Mines Ltd.

Statements of Deficit (unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian Dollars)	2009	2008	2009	2008
	$	$	$	$
Deficit – Beginning of period as previously reported	(54,543)	(68,288)	(59,591)	(69,006)
Retrospective adoption of new accounting standard	-	-	-	4,494
Deficit – as adjusted	(54,543)	(68,288)	(59,591)	(64,512)
Earnings for the period	13,585	5,643	18,633	1,867
Deficit – end of period	(40,958)	(62,645)	(40,958)	(62,645)

News Release
August 14, 2009

Aurizon Mines Ltd.
Statements of Cash Flow  (unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands of Canadian Dollars)	2009	2008	2009	2008
	$	$	$	$
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES
Earnings for the period	13,585	5,643	18,633	1,867
Adjustments for non-cash items:
Depreciation, depletion, and accretion	9,281	8,661	17,793	16,211
Refundable tax credits	(129)	(533)	(343)	(915)
Loss (gain) on sale of property, plant and equipment	-	-	34	(11)
Stock based compensation	641	1,532	1,565	1,893
Unrealized non-hedge derivative (gains) losses	(13,876)	(1,680)	(12,943)	8,242
Future income tax expense relating to mining duties	729	1,181	1,151	1,942
Future income tax expense	7,503	1,629	9,461	1,135
	17,734	16,433	35,351	30,364
Decrease in non-cash working capital items	4,803	2,526	6,922	4,161
	22,537	18,959	42,273	34,525
CASH USED IN INVESTING ACTIVITIES
Property, plant and equipment	(4,198)	(1,740)	(7,723)	(3,287)
Mineral properties	(5,937)	(4,718)	(12,919)	(7,110)
Restricted cash funding	(3,969)	(15,169)	(8,982)	(4,142)
Refundable tax credits	-	-	-	(534)
	(14,104)	(21,627)	(29,624)	(15,073)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES
Issuance of shares, net of costs	48,086	1,406	50,348	2,332
Long-term debt	(639)	(349)	(8,867)	(26,881)
	47,447	1,057	41,481	(24,549)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	55,880	(1,611)	54,130	(5,097)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	32,587	21,350	34,337	24,836
CASH AND CASH EQUIVALENTS - END OF PERIOD	88,467	19,739	88,467	19,739